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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                         Date of Report: April 27, 2004

                              CEMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

                    Av. Ricardo Margain Zozaya #325, Colonia
                              del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    CONTENTS

     1. Press release announcing CEMEX's results for the first quarter of 2004 (attached hereto as exhibit 1).

     2. 2004 first quarter earnings release (attached hereto as exhibit 2).





                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  CEMEX, S.A. de C.V.
                                                  (Registrant)



Date:    April 27, 2004                       By: /s/ Rafael Garza
                                                  Name:  Rafael Garza
                                                  Title: Chief Comptroller





                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

1. Press release announcing CEMEX's results for the first quarter of 2004.

2.               2004 first quarter earnings release.